  Exhibit 99.1

NOTICE TO READERS

This notice accompanies, and should be read in conjunction with, the Extractive Sector Transparency Measures Act Annual Report (the “ESTMA Report”) for the year ended 2018 of Eldorado Gold Corporation filed May 29, 2019 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02923217. The ESTMA Report was filed without identifying the name of subsidiary reporting entity (“Integra Gold Corp.”) in the Report, which has now been amended.

AUTORITÉ
DES MARCHÉS
FINANCIERS

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s.1)

Fiscal year covered by the statement: from January 1, 2018 to December 31, 2018

Name of the entity filing the statement: Eldorado Gold Corporation

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

CERTIFICATE

I certify that I have examined the information contained in the statement of Eldorado Gold Corporation for the fiscal year that began on January 1, 2018 and ended on December 31, 2018. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Philip Yee

Title of position: EVP and Chief Financial Officer

Date: May 29, 2019

"Philip Yee"

[Signature]

Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Eldorado Gold Corporation
Reporting Year	From	01-01-18	To:	31-12-18	Date submitted	29-05-19
Reporting Entity ESTMA Identification Number	E919377

Other Subsidiaries Included (optional field)

For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Integra Gold Corp. E558445

Not Substituted

Attestation by Reporting Entity
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Philip Yee				Date	29-05-19
Position Title	Executive VP and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	01-01-18	To:	31-12-18
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Integra Gold Corp (ID: E558445)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Romania	Federal Government of Romania	Ministry of Water and Forests			1,640,000					1,640,000	Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.9416. See also Note 1 below.
Romania	Certej Municipal Government	Local Council Certej de Sus			180,000					180,000	Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.9416.
Greece	Federal Government of Greece	Greek State	90,000	170,000						260,000	Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.1810. See also Notes 2 and 3 below.
Turkey	Federal Government of the Republic of Turkey		15,410,000	5,740,000	8,030,000					29,180,000
Payments to Kavaklidere Tax Office, Ulubey Tax Office, Menderes Tax Office, Yegenbey Tax Office, Regional Directorate of Forestry, General Directorate of Mining, and Baskent Tax Office.Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.8269. See also Note 4 below.

Turkey	Menderes Municipal Government			150,000						150,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.8269.
Brazil	Federal Government of the Federative Republic of Brazil				440,000					440,000
Payments to the National Department of Mineral Production and National Mining AgencyPayments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.6546.

Brazil	State of Para	Utinga State Park							1,060,000	1,060,000	Payments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.6546.
Canada	Municipality of Val-d'Or		130,000							130,000	Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.2957.

Additional Notes:
1. Taxes of $240,000 were paid to the Romanian Ministry of Public Finance through offset of VAT refundable with no amounts paid in cash.
2. Taxes of $2,390,000 were paid to the Greek State of which $2,300,000 was paid through offset of VAT refundable and $90,000 was paid in cash.
3. Royalties of $1,370,000 were paid to the Greek State of which $1,200,000 was paid through offset of VAT refundable and Greek State penalties refundable and $170,000 was paid in cash.
4. Taxes of $37,090,000 were paid to the Federal Government of the Republic of Turkey of which $21,680,000 was paid through offset of VAT refundable and $15,410,000 was paid in cash.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	01-01-18	To:	31-12-18
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Integra Gold Corp. (ID: E558445)
Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Romania	Certej	-		1,820,000					1,820,000	Note 1
Turkey	Kisladag	80,000	3,180,000	6,500,000					9,760,000	Note 2
Turkey	Ankara Corporate Office	15,290,000	-	190,000					15,480,000	Note 2
Turkey	Efemcukuru	40,000	2,710,000	1,340,000					4,090,000	Note 2
Greece	Kassandra	80,000	150,000						230,000	Note 3
Greece	Perama Hill	10,000	20,000						30,000	Note 3
Brazil	Tocantinzinho			440,000				1,060,000	1,500,000	Note 4
Canada	Lamaque	130,000							130,000	Note 5

Additional Notes:
1. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.9416.
2. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.8269.
3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.1810.
4. Payments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.6546.
5. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.2957.

Reporting Principles

1.
Basis of Accounting
The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2018 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.
Basis of Presentation
The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.
Reporting Currency
All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.
Rounding
All figures have been rounded to the nearest $10,000 U.S. dollars.

5.
Control
As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.